State of North Carolina

Department of The Secretary of State

CERTIFICATE OF REINSTATEMENT

FROM REVENUE SUSPENSION IN ERROR

4625 CHAPELHILL DRIVE

ORLANDO, FL 32819

Re: INFORMATION ARCHITECTS CORPORATION

The North Carolina Department of Revenue has notified this office that the above referenced corporation was certified for suspension in error. Please be advised that the corporation has been reinstated. We have corrected the original notification from Revenue.

On behalf of the State, we apologize for any inconvenience this error may have caused.

IN WITNESS WHEREOF, I have

hereunto set my hand and affixed my

official seal at the City of Raleigh, this 5th

day of April, 2011

/S/ Elaine F. Marshall

Secretary of State

Document Id: C201109500117